UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________
FORM 11-K
 _____________________________________
[Mark One]

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 01-13697
____________________________________
MOHAWK INDUSTRIES RETIREMENT PLAN 1
(Full title of the Plan)
MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)
160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Index to Financial Statements, Supplemental Schedule and Exhibit

Report of Independent Registered Public Accounting Firm
To the Participants in and Plan Administrator of
Mohawk Industries Retirement Plan 1:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Mohawk Industries Retirement Plan 1 (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC
Atlanta, Georgia
June 17, 2022

We have served as the Plan's auditor since 2016.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Statements of Net Assets Available for Plan Benefits
December 31, 2021 and 2020

	2021	2020
Assets:
Investments, at fair value
Plan’s interest in Master Trust, at fair value (notes 1, 4 and 5)	$244,655,306	215,175,817
Receivables
Notes receivable from participants (note 2)	12,036,013	14,146,836
Contributions receivable from employer	158,549	119,771
Contributions receivable from participants	375,530	279,816
Total receivables	12,570,092	14,546,423
Net assets available for plan benefits	$257,225,398	229,722,240
See accompanying notes to financial statements.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2021

2021
Additions:
Investment income:
Plan’s interest in income of Master Trust (notes 1, 4 and 5)	$27,691,202
Contributions from employer	9,580,895
Contributions from participants	22,819,910
Rollover contributions from participants	791,400
Interest income on notes receivable from participants	686,884
Total additions	61,570,291
Deductions:
Distributions to participants	32,141,490
Administrative expenses	522,359
Total deductions	32,663,849
Net increase in net assets available for plan benefits before transfers to other Mohawk Carpet, LLC Plan	28,906,442
Transfers:
Net transfers between affiliated plans (note 8)	(1,403,284)
Net increase in net assets available for plan benefits	27,503,158
Net assets available for plan benefits at beginning of year	229,722,240
Net assets available for plan benefits at end of year	$257,225,398
See accompanying notes to financial statements.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2021 and 2020

(1) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Mohawk Industries Retirement Savings Plan 1 (the Plan) in preparing its financial statements.

(a) Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b) Investments
The Mohawk Industries Retirement Plan 1 Master Trust and Mohawk Industries Retirement Plan 2 Master Trust (Master Trust) was established on January 1, 2007. As of December 31, 2021 and 2020, the Plan’s investments consist of its interest in the net assets of the Master Trust. The Master Trust is an arrangement by which investments of the Plan and one other Mohawk Carpet, LLC defined-contribution plan share a trust (see note 5). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s net assets.
The Master Trust’s investments are stated at fair value. Fair value of registered investment companies and common stocks is based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. The Plan’s interest in a common collective fund is valued at net asset value ("NAV") provided by the fund's trustee as a practical expedient to estimate fair value. The NAV is based upon the fair value of the underlying investments held by the respective fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The Plan presents in the statement of changes in net assets available for plan benefits the Plan’s interest in income (loss) of the Master Trust, which consists primarily of the realized net gains (losses) on the fair value of the Master Trust investments and the unrealized net appreciation (depreciation) on those investments.
The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule of assets (held at end of year).

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2021 and 2020

(2) Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a) General
The Plan is a defined contribution plan and covers all hourly employees, except employees in the Karastan Bigelow Group and the Lauren Park Mill Group, of Mohawk Carpet, LLC (the Company) and its affiliates located in the U.S. and Puerto Rico. The Company is a wholly owned subsidiary of Mohawk Industries, Inc. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). Effective November 1, 2019, full-time employees, as defined, are eligible to participate in the Plan at the beginning of the calendar month after the completion of 60 days of service. Prior to November 1, 2019, full-time employees, as defined, were eligible to participate in the Plan after the completion of 90 days of service. Part-time employees, as defined, are eligible to participate in the Plan after one year of service. Effective November 1, 2019, only full-time regular employees, as defined, will be automatically enrolled in the Plan as of his/her entry date at a contribution rate of 3% of pay unless the participant elects otherwise. Prior to November 1, 2019, all newly eligible employees were automatically enrolled at a contribution rate of 3%.  Employees may opt out or discontinue contributing to the Plan at any time.
The Plan is administered by an Administrative Committee (Committee) appointed by the Company. The Committee is responsible for the control, management, and administration of the Plan and the assets. Fidelity Management Trust Company (Fidelity) is the Trustee of the Plan.

(b) Contributions
Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 50% of their eligible compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. Participants who are considered a Highly Compensated Employee by the Internal Revenue Service (IRS) definition are limited to a 6% annual deferred maximum, subject to certain limitations. Effective April 8, 2019, participants are eligible to make after-tax contributions to the Plan. Prior to April 8, 2019, after-tax contributions were not permitted under the Plan. For all participants, the Plan has a discretionary company match provision which provided 50% matching contributions up to the first 6% of each participant’s gross compensation contributed to the Plan in 2021.
The terms of the Plan also provide for discretionary employer profit sharing contributions to plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. There were no discretionary employer profit sharing contributions relating to the plan year ending December 31, 2021.

(c) Participant Accounts
Each participant’s account is credited with the participant’s contributions for the period as well as the employer’s matching contribution and an allocation of any discretionary employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants’ accounts daily based on the proportion of each participant’s account balance to the total account balance within each investment fund at the beginning of the month.
Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for daily valuation of accounts.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2021 and 2020

(d) Distributions to Participants

A participant's account shall be distributed in a lump sum payment in cash. If any portion of the account is invested in Company stock, the participant may elect to receive the Company stock in whole shares with cash paid for fractional shares. Unless another election is made by the participant, an account balance less than $1,000 will be paid out in cash. Unless another election is made by the participant, an account balance between $1,000 and $5,000 will be rolled into a Fidelity IRA established for the participant's benefit and the account balance will be invested in the Fidelity Cash Reserves Fund, an investment product designed to preserve principal and provide a reasonable rate of return.
Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of home equity loans.
Benefits are recorded when paid.

(e) Vesting
Participants are immediately vested in their contributions and any income earned on such contributions. Participants are vested in the Company’s matching and discretionary contributions after one year of service.
Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan and/or administrative expenses. In 2021, no forfeited funds were used for employer contributions. In 2021, $68,792 of forfeited funds were used to pay administrative expenses. As of December 31, 2021 and 2020, forfeited balances were $103,118 and $23,894, respectively.

(f) Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees. All other Plan related expenses are paid by the Plan.

(g) Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans from participants are reclassified as distributions based upon the terms of the Plan document in compliance with IRS guidelines. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 1.0%. Generally, loans must be repaid over a period not to exceed four years.

(3) Transactions with Parties in Interest
As of December 31, 2021 and 2020, the Master Trust held investments in Mohawk Industries, Inc. common stock, registered investment companies and a common collective fund that are sponsored by the Trustee. In addition, administrative fees were paid for recordkeeping functions of the Plan, which qualify as exempt parties in interest transactions.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2021 and 2020

(4) Fair Value Measurement
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity instruments and alternative investments.
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2021 and 2020

The following table presents the Master Trust’s fair value hierarchy for those assets measured at fair value as of December 31, 2021 and 2020:

	December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$29,378,380	29,378,380	—	—
Mohawk Industries, Inc. common stock fund	48,669,188	48,669,188	—	—
Mutual Funds	956,260,835	956,260,835	—	—
Total investments in hierarchy	1,034,308,403	1,034,308,403	—	—
Investment at NAV(a)	132,415,132
Total investments, at fair value	$1,166,723,535

	December 31, 2020
	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$30,168,274	30,168,274	—	—
Mohawk Industries, Inc. common stock fund	42,158,136	42,158,136	—	—
Mutual Funds	834,306,187	834,306,187	—	—
Total investments in hierarchy	906,632,597	906,632,597	—	—
Investment at NAV(a)	134,191,912
Total investments, at fair value	$1,040,824,509

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. These investments can be redeemed daily and have no unfunded commitments.
(5) Master Trust
The following table presents divided interest in Master Trust's fair value as of December 31, 2021 and 2020.

	December 31, 2021		December 31, 2020
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Investments:
Short-term investments	$29,378,380	5,574,920	30,168,274	5,134,277
Mohawk Industries, Inc. common stock fund	48,669,188	8,177,426	42,158,136	6,963,724
Mutual funds	956,260,835	185,440,843	834,306,187	158,051,077
Common collective funds	132,415,132	45,462,117	134,191,912	45,026,739
Total investments, at fair value	$1,166,723,535	244,655,306	1,040,824,509	215,175,817
Investment income has been allocated among the Plans based on the respective participants’ interest. Changes in net assets of the Master Trust for the plan year ended December 31, 2021 are as follows:

2021
Interest and dividends	$62,753,981
Net appreciation in fair value of investments	91,003,475
Net income from Master Trust	$153,757,456

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2021 and 2020

(6) Income Tax Status

The IRS has determined and informed the Company by a letter dated February 12, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended subsequent to receiving the determination letter; however, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

U.S generally accepted accounting principles requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7) Plan Termination
While it is the Company’s intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(8) Net Transfers Between Affiliated Plans
Along with this Plan, the Company also sponsors the Mohawk Industries Retirement Plan 2. During 2021, due to changes in employment status, net transfers between the plans were $1,403,284.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2021 and 2020

(9) Reconciliation to Form 5500
The following is a reconciliation of net assets available for plan benefits per financial statements to net assets per Form 5500 as of December 31, 2021 and 2020:

	2021	2020
Net assets available for plan benefits per the accompanying financial statements	$257,225,398	229,722,240
Deemed loans	(778,985)	(646,400)
Net assets available for plan benefits per Form 5500	$256,446,413	229,075,840

The following is a reconciliation of benefit payments per financial statements and Form 5500 for the year ended December 31, 2021:

2021
Distribution to participants per the accompanying financial statements	$32,141,490
Change in deemed loans	132,585
Distribution to participants per Form 5500	$32,274,075

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021

Identity of issue	Description of investment	Current value
*Plan's interest in Master Trust, at fair value		$244,655,306
*Notes receivable from participants	(1)	$11,257,028
* Represents parties-in-interest to the Plan.

(1) Loans are consummated at a fixed rate (then current prime rate plus 1.00%) with maturity dates through April 9, 2031. Interest rates range from 4.25% to 9.25% on loans outstanding.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mohawk Industries Retirement Plan 1 (Full Title of the Plan)

June 17, 2022	By: /s/ Rod Wedemeier
Senior Vice President, Human Resources

Exhibits to Form 11-K

Exhibit 23.1	Consent of Warren Averett, LLP